UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    (Amendment No. _____)*

			Attunity, Ltd.
      ______________________________________________________
                        (Name of Issuer)

			Ordinary Shares, NIS .1 each
      ______________________________________________________
                 (Title of Class of Securities)

					M15332105
               ____________________________________
                         (CUSIP Number)
	Austin W. Marxe, 153 East 53rd Street, New York, NY 10022
				(212) 207-6500
      ______________________________________________________
	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

				October 16, 2001
	_________________________________________________________
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box ___.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








					SCHEDULE 13D
CUSIP No. M15332105                          Page 2 of 9 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Fund III, L.P. ("SSF3")
     F13-3737427
	MGP Advisers Limited Partnership * ("MGP")
	F13-3263120
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS*   00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO 2(d)OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER   See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
	 4,154,112 (includes 1,557,792 wts A and 519,264 wts B)
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	24.9
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IV/IA
----------------------------------------------------------------
* AWM Investment Company, Inc., a Delaware corporation is the General Partner of this entity.










				SCHEDULE 13D
CUSIP No.M15332105                           Page 3 of 9 Pages

----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Private Equity Fund, L.P.  ("SSPE")
     F13-3916551
     MG Advisers, L.L.C.  F13-3916549  ("MGA")
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER  See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 1,846,000 (includes 692,250 wts A and 230,750 wts B)
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  	11.9
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IV/IA
----------------------------------------------------------------










				SCHEDULE 13D

CUSIP No.M15332105                           Page 4 of 9 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Cayman Fund, L.P. ("CAY")
     98-0132442
	AWM Investment Company, Inc.  11-3086452 ("AWM")
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS*  00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER  See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER See Marxe/Greenhouse
REPORTING     ------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 769,200 (includes 288,450 wts A and 96,150 wts B)
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   	 5.1
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IV/IA
----------------------------------------------------------------











				SCHEDULE 13D

CUSIP No.M15332105                           Page 5 of 9 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Technology Fund, L.P. ("TECH")
     13-3937585
     SST Advisers L.L.C. ("SSTA") 13-3937583
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS*  00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER  See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER See Marxe/Greenhouse
REPORTING     ------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 923,000 (includes 346,125 wts A and 115,375 wts B)
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   	 6.1
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IV/IA
----------------------------------------------------------------











CUSIP No.M15332105                           Page 6 of 9 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Austin W. Marxe
	David M. Greenhouse
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER         7,692,312
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER    7,692,312
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

  7,692,312 (includes 2,884,617 wts A and 961,539 wts B)
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   41.7
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------











								Page  7 of 9 Pages

Item 1. Security and Issuer.  This Schedule relates to the ordinary shares
and warrants of Attunity, Ltd. (the "Issuer").   The Issuer's principal
executive offices are located at Einstein Building, Tirat Carmel, Haifa, 39101, Israel

Item 2. Identity and Background. This Schedule is filed on behalf of (i) Special Situations Fund III, L.P., a Delaware limited partnership ("SSF3");
(ii) Special Situations Private Equity Fund, L.P., a Delaware limited partnership ("SSPE"); (iii) Special Situations Cayman Fund, L.P., a Cayman Islands limited partnership ("CAY"); (iv) Special Situations Technology Fund, L.P., a Delaware limited partnership ("TECH"); (v) MGP Advisers Limited Partnership, a Delaware limited partnership ("MGP"); (vi) MG Advisers, L.L.C., a New York Limited Liability Company ("MGA"); (vii) AWM Investment Company, Inc., a Delaware corporation ("AWM"); (viii) SST Advisers, L.L.C., a Delaware limited liability company ("SSTA"); (ix) Austin W. Marxe and (x) David Greenhouse. Each of the foregoing is hereinafter referred to, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons."

The principal office and business address of the Reporting Persons, other than the Cayman Fund, is 153 East 53rd Street, 55th floor, New York, NY 10022. The principal office and business address of the Cayman Fund is c/o CIBC Bank and Trust Company (Cayman) Limited, CIBC Bank Building, P. O. Box 694, Grand Cayman, Cayman Islands, British West Indies.

The principal business of SSF3, SSPE, CAY and TECH (individually, a "Fund" and, collectively, the "Funds") is to invest in equity and equity related securities. The principal business of MGP is to act as the general partner of and the investment adviser to SSF3. The principal business of MGA is to act as general partner of and the investment adviser to SSPE. The principal business of AWM is to act as the general partner of MGP and as the general partner of and the investment adviser to the CAY. The principal business of SSTA is to act as general partner of and investment adviser to TECH. MGP, MGA, AWM, SSTA are referred to herein, individually, as an "Adviser" and, collectively, as the "Advisers." The principal occupation of Austin W. Marxe and David Greenhouse, both of whom are United States citizens, is to serve as officers, directors and members or principal shareholders of the Advisers.

Neither any Fund, any Adviser, Austin W. Marxe nor David Greenhouse, during the last 5 years, has been convicted in any criminal proceeding or was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Each Fund utilized available cash assets to purchase the Securities.

Item 4. 	Purpose of the Transaction.  Each of the Reporting Persons has
acquired and is holding the Securities solely for investment purposes and not with the purpose or the effect of changing or influencing control of the Issuer. Each Fund acquired the Securities in the ordinary course of business and is holding such Securities for the benefit of its third party investors.





									Page 8 of 9 Pages



Item 5.	Interest in Securities of the Issuer.  See pps. 2-6 of this
Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by each Reporting Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

On October 16, 2001 the following Funds acquired the following ordinary shares and warrants at $1.30 per share in a private placement transaction:

1. SSF3 - Purchased 2,077,056 ordinary shares, 1,557,792 warrants A and 519,264 warrants B.
2. SSPE - Purchased 923,000 ordinary shares, 692,250 warrants A and 230,750 warrants B.
3. CAY - Purchased 384,600 ordinary shares, 288,250 warrants A and 96,150 warrants B.
4. TECH - Purchased 461,500 ordinary shares, 346,125 warrants A and 115,375 warrants B.

No other trades occurred within the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
to Securities of the Issuer. 	See Item 2 and Item 4 of this Schedule.  Based
on such Items. Messrs. Marxe and Greenhouse maintain sole voting power and sole dispositive power with respect to the Securities.

Item 7. Material to be filed as Exhibits.  None


























								Page 9 of 9 Pages

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2001
				/s/ Austin W. Marxe
		      	-----------------------------
                        Special Situations Fund III, L.P.
				By: Austin W. Marxe, Managing Director

				/s/ Austin W. Marxe
				_________________________________
				Special Situations Private Equity Fund, L.P.
				by: Austin W. Marxe, Managing Director


				/s/ Austin W. Marxe
				_____________________________
	         		Special Situations Cayman Fund, L.P
			By: Austin Marxe, Managing Director


				/s/ Austin W. Marxe
				_____________________________
	         		MGP Advisers Limited Partnership
  				By: Austin Marxe, President and CEO


				/s/ Austin W. Marxe
				_____________________________
	         		MG Advisers, L.L.C.
				By: Austin Marxe, President and CEO


				/s/ Austin W. Marxe
				_____________________________
	         		AWM Investment Company, Inc.
			By: Austin Marxe, President and CEO


				/s/ Austin W. Marxe
				_____________________________
	         		Austin W. Marxe

				/s/ David Greenhouse
				________________________
				David Greenhouse